

# DHX MEDIA ANNOUNCES ELECTION OF DIRECTORS

Halifax, NS – 23 March 2018 – DHX Media (or the "Company") (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children's content and brands company, announced today that all of the nominees listed in its management information circular were elected as directors of the Company at the Annual Meeting of Shareholders (the "Meeting") held earlier today.

The results of the votes received for each director nominee were as follows:

| Directors | % of Votes For | % of Votes Withheld |
|---|---|---|
| Elizabeth Beale | 84.48% | 15.52% |
| David Colville | 84.47% | 15.53% |
| Michael Donovan | 82.64% | 17.36% |
| Deborah Drisdell | 84.48% | 15.52% |
| Alan Hibben | 84.48% | 15.52% |
| Geoffrey Machum | 84.54% | 15.46% |
| Robert Sobey | 84.51% | 15.49% |
| Catherine Tait | 84.50% | 15.50% |
| Donald Wright | 62.99% | 37.01% |

At the Meeting, shareholders also approved the re-appointment of PricewaterhouseCoopers LLP as the Company's auditors and authorized the directors to fix the remuneration of the auditors.

The Company also announced at the Meeting that the Special Committee of its Board of Directors expects to complete its strategic review process by the end of its Fiscal Q4, June 30, 2018.

The management presentation delivered at the Meeting is available on the Investor Relations section of the Company's website, at: http://www.dhxmedia.com/investors/.

**For more information, please contact:**

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

**HALIFAX**
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

**TORONTO**
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON  M5J 1A7
+1 416-363-8034

**VANCOUVER**
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

**NEW YORK**
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

**LONDON**
1 Queen Caroline St.
2nd Floor
London,  W6 9YD, UK
+44 020-8563-6400



Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

**About DHX Media**
DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

**Disclaimer**
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the timeline for concluding the strategic review and the business strategies and operational activities of the Company and its subsidiaries. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the strategic review committee to conclude its activities and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

| **HALIFAX** | **TORONTO** | **VANCOUVER** | **NEW YORK** | **LONDON** |
|---|---|---|---|---|
| 1478 Queen St. | Queen's Quay Terminal | 380 West 5th Avenue | 370 7th Avenue | 1 Queen Caroline St. |
| 2nd Floor | 207 Queens Quay W. | Vancouver, BC V5Y 1J5 | 7 Penn Plaza | 2nd Floor |
| Halifax, NS B3J 2H7 | Suite 550 | +1 604-684-2363 | Suite 1701 | London, W6 9YD, UK |
| +1 902-423-0260 | Toronto, ON M5J 1A7 | | New York, NY 10001 | +44 020-8563-6400 |
| | +1 416-363-8034 | | +1 212-293-8555 | |